MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
____	EDWARD C. KRAMER
TELECOPIER	KEVIN J. MCGRAW
(212) 486-0701	ARTHUR L. PORTER, JR
JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

February 22, 2010

China Fundamental Acquisition Corporation
Room 2301, World-Wide House
19 Des Voeux Road
Central, Hong Kong

Realink Group Limited
B2-D2-301 A Block Tiancheng Mansion, #2, Xinfeng Road,
Deshengmenwai Street,
Xicheng Dist.,
Beijing, P.R.China 100088

Mr. Yabin Liu
1-1# A 5th Building
MINGGUANGCUN Village
Haidian District
Beijing, China

Mr. Fude Zhang
205# The 33rd Building
XIBAHE ZHONGLI
Chaoyang District
Beijing, China

Mr. Yasheng Liu
7 the 15th Floor West Gate of the
No. 2 Building,
the East of Jimenli
Haidian District,
Beijing, China
Mr. Liguo Liu
72 Haiyang Road,
Haigang District,
Qinhuandao City,
Hebei, China.

Re:
Escrow Agreement In Connection With the Share Purchase Agreement (the “Share Purchase Agreement”) dated as of the 30th day of November, 2009 by and among China Fundamental Acquisition Corporation (the “Company”), Realink Group Limited (“Realink”),  Mr. Yabin Liu (“Yabin Liu”), Mr. Fude Zhang (“Fude Zhang”), Mr. Liguo Liu (“Liguo Liu”) Mr. Yasheng Liu (“Yasheng Liu”) and the other parties thereto

Gentlemen:

Mintz & Fraade, P.C., (hereinafter referred to as the “Escrow Agent”) agrees to act as escrow agent pursuant to the following terms of this Escrow Agreement:

1.           In connection with the Share Purchase Agreement by and among the Company, Realink, Yabin Liu, Fude Zhang, Liguo Liu, Yasheng Liu (“Yasheng Liu”; Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu are hereinafter collectively referred to as the “Beneficial Shareholders” and individually referred to as a “Beneficial Shareholder”; Realink, the Beneficial Shareholders and the Company are hereinafter jointly referred to as the “Parties”) and the other parties thereto, the Escrow Agent shall, upon receipt from the Company, hold in escrow pursuant to the terms and conditions of this Escrow Agreement an aggregate of three million six hundred ninety six thousand seven hundred thirty five (3,696,735) ordinary shares of the Company, par value US$0.001 per share, (the “Shares”) evidenced by the following stock certificates:

A.          A stock certificate in the name of Realink, evidencing one million six hundred forty one thousand four hundred twenty four (1,641,424) Shares (the “Yabin Liu Escrow Shares”),

B.          A stock certificate in the name of Realink, evidencing one million four hundred sixty thousand eight hundred two (1,460,802) Shares (the “Fude Zhang Escrow Shares”),

C.          A stock certificate in the name of Realink, evidencing three hundred ninety six thousand two hundred ninety (396,290) Shares (the “ Yasheng Liu Escrow Shares”),

D.          A stock certificate in the name of Realink, evidencing one hundred ninety eight thousand two hundred nineteen (198,219) Shares (the “Liguo Liu Escrow Shares”; the Yabin Liu Escrow Shares, the Fude Zhang Escrow Shares, the Liguo Liu Escrow Shares and the Yasheng Liu Escrow Shares are hereinafter collectively referred to as the “Escrow Shares”).

2.           The parties understand that as of the date of the execution of this Escrow Agreement, the Escrow Agent does not have possession of the Escrow Shares.  The Escrow Agent shall provide written notice to the parties pursuant to Paragraph “C” of Article “15” of this Escrow Agreement within five (5) business day after the Escrow Agent’s receipt of the Escrow Shares; provided, however, that if the Escrow Shares are not delivered to the Escrow Agent, the Escrow Agent shall have no obligation to take any action, including, but not limited to, notifying anyone that the Escrow Shares have not been received by the Escrow Agent, and this Escrow Agreement shall be null and void.

3.           The parties acknowledge and agree that all of the rights or privileges associated with being a holder or owner of the Escrow Shares including, but not limited to, receipt of cash dividends, participation in distribution of assets and voting rights shall vest in Realink, notwithstanding the fact that the Escrow Shares are being held in Escrow pursuant to the terms of this Escrow Agreement; provided, however, that for a twelve (12) month period commencing upon the date of this Escrow Agreement, any distributions of stock, including, but not limited to, stock dividends or stock splits which may be declared upon the Escrow Shares shall be delivered to the Escrow Agent and shall be subject to the terms and conditions of this Escrow Agreement.  After the twelve (12) month period commencing upon the date of this Escrow Agreement, any distributions of stock, including, but not limited to, stock dividends or stock splits which may be declared upon the Escrow Shares which aggregate ten (10%) percent or less of the number of Escrow Shares with respect to any twelve (12) month period shall be delivered to Realink at the address set forth in Paragraph “C” of Article “15” of this Escrow Agreement and shall not be subject to the terms and conditions of this Escrow Agreement.

4.           The Escrow Agent hereby acknowledges that, upon receipt, it shall hold the Escrow Shares in escrow in accordance with the following terms and conditions:

A.          Commencing upon the date of receipt of the Escrow Shares by the Escrow Agent, and continuing for a period of four (4) years through February 22, 2014 (the “Term”), the Escrow Agent shall hold the Escrow Shares in escrow pursuant to the terms and conditions set forth in this Escrow Agreement.  On February 22, 2014, the Escrow Agent shall deliver the Escrow Shares to the Beneficial Shareholders at their respective addresses set forth in Paragraph “C” of Article “15” of this Escrow Agreement.

B.           If the Escrow Agent is jointly advised in writing by the Company and any Beneficial Shareholder pursuant to Paragraph “C” of Article “15” of this Escrow Agreement, in such a form and substance which is satisfactory to the Escrow Agent, that any number of that Beneficial Shareholder’s respective Escrow Shares which have not yet been released to that Beneficial Shareholder shall be released to that Beneficial Shareholder, then such number of that Beneficial Shareholder’s respective Escrow Shares shall be released to that Beneficial Shareholder; provided, however, that if less than all of that Beneficial Shareholder’s respective Escrow Shares are to be released, then the Escrow Agent shall not release such Escrow Shares unless specific written instructions are sent to the Escrow Agent by the Company and that Beneficial Shareholder pursuant to Paragraph “C” of Article “15” of this Escrow Agreement, in such a form and substance which is satisfactory to the Escrow Agent, setting forth the exact methodology by which the Escrow Agent shall release such Escrow Shares, including, but not limited to, the procedure for exchange and/or delivery of, that Beneficial Shareholder’s respective Escrow Shares (the “Beneficial Shareholder Partial Release Instructions”); provided further, however, that with respect to each instance in which the Escrow Agent releases less than the full amount of any Beneficial Shareholder’s respective Escrow Shares, the Escrow Agent shall be entitled to a fee to be mutually agreed upon, which shall be paid to the Escrow Agent simultaneously with the Beneficial Shareholder Partial Release Instructions.

C.           Notwithstanding the foregoing, Realink may make a transfer of Escrow Shares to the Beneficial Shareholders upon liquidation of Realink. Any of the Beneficial Shareholders may make a transfer of Escrow Shares or their beneficial interest therein (i) to relatives and trusts for estate planning purposes, (ii) by virtue of the laws of descent and distribution upon death, or (iii) to a special purpose vehicle controlled by such Beneficial Shareholder, in each case where such transfer is in compliance with the United States Securities Act of 1933, as amended (the “Securities Act”), the rules or requirements of the United States Securities and Exchange Commission (the “SEC”) and other applicable laws, and the transferee agrees to be subject to the terms of this Escrow Agreement; provided, however, that the Escrow Agent shall not release any Escrow Shares without the joint written instruction pursuant to Paragraph “C” of Article “15” of this Escrow Agreement, in such a form and substance which is satisfactory to the Escrow Agent, of both the Company and such Beneficial Shareholder, or both the Company and such Beneficial Shareholder’s designee (the “Transferee Release Instructions”); provided further, however, that with respect to each instance in which the Escrow Agent releases less than the full amount of the respective Escrow Shares of any Beneficial Shareholder or such Beneficial Shareholder’s designee, the Escrow Agent shall be entitled to a fee to be mutually agreed upon, which shall be paid to the Escrow Agent simultaneously with the Transferee Release Instructions..

D.           The Escrow Agent’s obligation to act as Escrow Agent pursuant to this Escrow Agreement shall terminate at such time as (i) the Escrow Agent has delivered all of the Escrow Shares pursuant to Paragraphs “A”, “B” or “C” of this Article “4” of this Escrow Agreement, or (ii) the Escrow Agent shall have deposited the Escrow Shares in court pursuant to either Article “10” of this Escrow Agreement or the last sentence of Article “12” of this Escrow Agreement.

E.  The Escrow Agent, upon request of Realink or any Beneficial Shareholder, shall provide confirmation that it is holding the Escrow Shares in escrow and provide a copy of the applicable stock certificate(s

5.           A.           The Escrow Agent is hereby released and exculpated from all liability, costs, and expenses whatsoever which arise out of or in connection with the Escrow Agent's activities as escrow agent hereunder.  The Escrow Agent shall not be liable for negligence or gross negligence.  The Escrow Agent shall be liable only to the extent of any loss or damage which is caused by its willful misconduct.

B.           The Escrow Agent shall not be obligated to verify (i) the authenticity of any documents submitted to it as originals; (ii) the genuineness of the signatures on any documents submitted to it; (iii) the legal capacity of any persons who executed any document submitted to it; (iv) the due authorization and valid execution of any agreement submitted to it by all parties thereto; (v) that any agreement submitted to it constitutes a valid and legally binding agreement and obligation of the parties; and (vi) the conformity to the originals of any documents submitted to it (a) as photostatic copies or (b) via facsimile.

6.           The Escrow Agent may act or refrain from acting with respect to any matter which is referred to herein in reliance upon either: (A) the advice of any counsel who may be selected by the Escrow Agent from time to time, including, but not limited to, the Escrow Agent if it is acting as its own counsel or (B) a good faith determination by the Escrow Agent.  The Escrow Agent is hereby released and exculpated from all liability or claimed liability by the parties or any other person which may arise or be alleged to have arisen, out of or as a result of, in connection with acting as Escrow Agent or in refraining from acting upon either: (A) the advice of any counsel, including, but not limited to, the Escrow Agent if it is acting as its own counsel; or (B) a good faith determination by the Escrow Agent.

7.           The Escrow Agent may rely and is hereby released and exculpated from all liability, including, but not limited to losses, costs, and expenses whatsoever which arises out of or in connection with its actions based upon any paper or other document which may be submitted to the Escrow Agent in connection with its duties hereunder which is believed by the Escrow Agent to be genuine and to have been signed by the proper party or parties and the Escrow Agent shall have no liability or responsibility with respect to the form, execution or validity thereof.

8.           The Escrow Agent may institute or defend any action or legal process which involves any matter which is referred to herein which in any manner affects the Escrow Agent or its duties or liabilities hereunder, but the Escrow Agent shall not be required to institute or defend such action or process unless or until requested to do so, and then only upon receiving full indemnity, against any and all claims, liabilities, judgments, reasonable attorneys fees including the fair value for legal fees rendered by it if the Escrow Agent acts as its own counsel and other expenses of every kind in relation thereto.  Such indemnification shall be in a form and amount satisfactory to the Escrow Agent, in its sole and absolute discretion, and from such parties determined by the Escrow Agent in its sole and absolute discretion.

9.           The parties agree to and shall indemnify and save the Escrow Agent harmless from and against any losses, claims, liabilities, judgments, reasonable attorneys' fees and other reasonable expenses of every kind and nature which may be suffered, sustained or incurred by the Escrow Agent pursuant to or related to this Escrow Agreement except for the Escrow Agent’s willful misconduct.  In addition, the Escrow Agent shall be entitled to the fair value of the legal services incurred to engage outside counsel, or all legal fees and expenses incurred by it if it determines, in its sole and absolute discretion, to act as its own counsel, with respect to any matter related to this Escrow Agreement.

10.         The Escrow Agent may at any time, in its sole and absolute discretion, deposit the Escrow Shares with a court of competent jurisdiction in New York County, New York State pursuant to an action of interpleader, and upon such deposit the Escrow Agent shall be released from any further liability or obligation as the Escrow Agent.

11.         In the event of any dispute which is referred to herein, the Escrow Agent shall be entitled to consult with counsel, including itself, and commence or defend any legal proceeding if the Escrow Agent, in its good faith determination, determines to do so, and shall be reimbursed by both parties for all legal fees and expenses in connection with such consultation and legal proceeding and shall be further entitled to the fair value of the legal fees incurred by it if the Escrow Agent decides to act as its own counsel, and expenses in connection with such consultation and legal proceeding and shall be further entitled to receive from the Company all reasonable expenses which are incurred by the Escrow Agent related to this Escrow Agreement.

12.         The Escrow Agent may resign at any time from its duties as Escrow Agent by giving the parties at least seven (7) business days prior written notice (“Resignation Notice”) pursuant to Paragraph “C” of Article “15” of this Escrow Agreement.  The Escrow Agent shall upon the (A) acceptance of the new escrow agent by the Company and the parties and (ii) presentation of an executed agreement appointing said new escrow agent turn over to said escrow agent the Escrow Shares.  If no such escrow agent is appointed within twenty (20) days after the giving of Resignation Notice, the Escrow Agent may deposit the Escrow Shares with a court of competent jurisdiction in New York County, New York State.

13.         Nothing which is contained herein or in any instruments executed simultaneously herewith, shall prevent the Escrow Agent from representing as counsel anyone including, but not limited to (A) the parties and/or parties affiliated with the parties, or (B) the Company and/or its officers, directors, share agents or affiliated parties in any matter whatsoever, including but not limited to any action or proceeding which relates to this Escrow Agreement, or any instruments which are executed simultaneously herewith.

14.         The persons executing this Escrow Agreement hereby represent that each is duly authorized to enter into this Escrow Agreement in the capacity specified, and upon request, will provide documentation to the Escrow Agent and the other party which supports his or her authority to enter into this Escrow Agreement.

15.         Miscellaneous.

A.           Headings.  Headings contained in this Escrow Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Escrow Agreement.

B.           Enforceability.  If any provision which is contained in this Escrow Agreement should, for any reason, be held to be invalid or unenforceable in any respect under the laws of any jurisdiction, such invalidity or unenforceability shall not affect any other provision of this Escrow Agreement and this Escrow Agreement shall be construed as if such invalid or unenforceable provision had not been contained herein.

C.           Notices.  Any notice or other communication required or permitted hereunder shall be sufficiently given if sent by (i) mail by (a) certified mail, postage prepaid, return receipt requested and (b) first class mail, postage prepaid or (ii) overnight delivery with confirmation of delivery or (iii) facsimile, with a copy by first class mail, postage prepaid, as follows:

If to Realink:	Realink Group Limited
B2-D2-301 A Block
Tiancheng Mansion, #2, Xinfeng Road,
Deshengmenwai Street,
Xicheng Dist.,
Beijing, P.R.China 100088

If to Yabin Liu:	Mr. Yabin Liu
1-1# A 5th Building
MINGGUANGCUN Village
Haidian District
Beijing
Facsimile No.: 86-010-89579553

If to Fude Zhang:	Mr. Fude Zhang
205# The 33rd Building
XIBAHE ZHONGLI
Chaoyang District
Beijing
Facsimile No.: 86-010-89579553

If to Liguo Liu:	Mr. Liguo Liu
1217 Room 1# Block,
26# Minzhu North Street,
Yongwai, Congwen District,
Beijing, China 100075,
Facsimile No.: 86-010-89579553

If to Yasheng Liu:	Mr. Yasheng Liu
7 room 15th Floor West Gate of
the No. 2 Building, Jimenli Dong,
Haidian District, Beijing, China
Facsimile No.: 86-010-89579553

If to the Company:	Wowjoint Holdings Limited
1108 A Block TIANCHENG MANSION,
2# XINFENG Road DESHENGMENWAI Street, XICHENG Dist.
Beijing 100088 P.R. China
Attn: Board of Directors
Facsimile No.: 86-010-89579553

If to the Escrow Agent:	Mintz & Fraade, P.C.
488 Madison Avenue
New York, NY 10022
Attn: Frederick M. Mintz, Esq.
Facsimile No.: (212) 486-0701

With a copy to:	Alan P. Fraade, Esq.
18 Nob Court
New Rochelle, NY 10804
Facsimile No.: 914-636-3391

or in each case to such other address and facsimile number as shall have last been furnished by like notice.  If all of the methods of notice set forth in this Paragraph “C” of this Article “15” of this Escrow Agreement are impossible for any reason, notice shall be in writing and personally delivered to the aforesaid addresses.  Each notice or communication shall be deemed to have been given as of the date so mailed or delivered as the case may be.  Any notice sent by overnight delivery shall be deemed to have been given as of the date of delivery.

D.   Governing Law; Disputes. This Escrow Agreement shall in all respects be construed, governed, applied and enforced under the internal laws of the State of New York without giving effect to the principles of conflicts of laws, and shall be deemed to be an agreement entered into in the State of New York and made pursuant to the laws of the State of New York.  The parties agree that they shall be deemed to have agreed to binding arbitration in the State of New York, County of New York, with respect to the entire subject matter of any and all disputes relating to or arising under this Escrow Agreement or any breach thereof, including, but not limited to, the specific matters or disputes as to which arbitration has been expressly provided for by other provisions of this Escrow Agreement.  Any such arbitration shall be by a panel of three arbitrators and pursuant to the commercial rules then existing of the American Arbitration Association in the State of New York, County of New York.  In all arbitrations, judgment upon the arbitration award may be entered in any court having jurisdiction.  The parties agree, further, that the prevailing party in any such arbitration as determined by the arbitrators shall be entitled to such costs and attorney’s fees, if any, in connection with such arbitration as may be awarded by the arbitrators.  In connection with the arbitrators’ determination for the purpose of which party, if any, is the prevailing party, they shall take into account all of the factors and circumstances including, without limitation, the relief sought, and by whom, and the relief, if any, awarded, and to whom.  In addition, and notwithstanding the foregoing sentence, a party shall not be deemed to be the prevailing party in a claim seeking monetary damages, unless the amount of the arbitration award exceeds the amount offered in a legally binding writing by the other party by fifteen percent (15%) or more.  For example, if the party initiating arbitration (“A”) seeks an award of $100,000 plus costs and expenses, the other party (“B”) has offered A $50,000 in a legally binding written offer prior to the commencement of the arbitration proceeding, and the arbitration panel awards any amount less than $57,500 to A, the panel should determine that B has “prevailed”.  The parties specifically designate the state and federal courts in the State of New York, County of New York as properly having jurisdiction for any proceeding to confirm and enter judgment upon any such arbitration award. The parties hereby consent to and submit to personal jurisdiction over each of them by the Courts of the State of New York in any action or proceeding, waive personal service of any and all process and specifically consent that in any such action or proceeding, any service of process may be effectuated upon any of them by certified mail, return receipt requested, in accordance with Paragraph "C" of this Article “15” of this Escrow Agreement.

E.    Mintz & Fraade, P.C. is Representing Itself with respect to this Escrow Agreement – Mintz & Fraade, P.C. does not represent any of the Parties with respect to this Escrow Agreement.  Each of the Parties acknowledges and agrees that (i) they have been fully informed with respect to the fact that this Escrow Agreement was drafted by Mintz & Fraade, P.C. (“M&F”) as counsel for itself; and (ii) they have been advised, and provided a reasonable opportunity, to seek the advice of independent counsel because M&F does not represent any of such other parties with respect to this Agreement.

F.    Construction.  Each of the parties to this Escrow Agreement agrees that this Escrow Agreement shall not be construed more strictly against any party responsible for its drafting regardless of any presumption or rule requiring construction against the party who drafted this Escrow Agreement.

G.   Entire Agreement.  This Escrow Agreement and all documents and instruments referred to herein (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and (ii) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

H.   Further Assurances.  The parties agree to execute any and all such other further instruments and documents, and to take any and all such further actions which are reasonably required to effectuate this Escrow Agreement and the intents and purposes hereof.

I.     Binding Agreement.  This Escrow Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, personal representatives, successors and assigns.

J.     Non-Waiver.  Except as otherwise expressly provided in this Escrow Agreement, no waiver of any covenant, condition, or provision of this Escrow Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants or conditions of this Escrow Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants or conditions, (ii) the acceptance of performance of anything required by this Escrow Agreement to be performed with knowledge of the breach or failure of a covenant, condition or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver of any other or subsequent breach.

K.   Modifications.  This Escrow Agreement may not be changed, modified, extended, terminated or discharged orally, but only by an agreement in writing, signed by all of the parties to this Escrow Agreement.

L.    Exhibits.  All Exhibits annexed or attached to this Escrow Agreement are incorporated into this Escrow Agreement by reference thereto and constitute an integral part of this Escrow Agreement.

M.  Severability.  The provisions of this Escrow Agreement shall be deemed separable.  Therefore, if any part of this Escrow Agreement is rendered void, invalid or unenforceable, such rendering shall not affect the validity or enforceability of the remainder of this Escrow Agreement; provided, however, that if the part or parts which are void, invalid or unenforceable as aforesaid shall substantially impair the value of this whole Escrow Agreement to any party, that party may cancel, and terminate the Escrow Agreement by giving written notice to the other party.

[Signature Page to Follow]

[Remainder of Page Intentionally Left Blank]

Please sign the attached counterpart of this Escrow Agreement where indicated below to acknowledge your agreement with the foregoing.

Very truly yours,

Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

Acknowledged and Agreed to:

Realink Group Limited

By:	/s/ Yabin Liu
Yabin Liu, President

/s/ Yabin Liu
Mr. Yabin Liu

/s/ Fude Zhang
Mr. Fude Zhang

/s/ Liguo Liu
Mr. Liguo Liu

/s/ Yasheng Liu
Mr. Yasheng Liu

China Fundamental Acquisition Corporation

By:	/s/ Chun Yi Hao
Chun Yi Hao, Chief Executive Officer